UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES’
401(k) SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087

LNC Employees’ 401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2024 and 2023, and For the
Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of LNC Employees’ 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2024.

Philadelphia, Pennsylvania
June 26, 2025

Report of Independent Registered Public Accounting Firm

To the Lincoln National Corporation Benefits Committee and Plan Participants
LNC Employees’ 401(k) Savings Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the LNC Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2023. In our opinion, the statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the LNC Employees’ 401(k) Savings Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Citrin Cooperman & Company, LLP

Philadelphia, Pennsylvania
June 27, 2024

LNC Employees’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2024	2023
Assets
Investments:
Investments, at fair value	$3,015,239,225	$2,675,638,012
LNL investment contract, at contract value	414,453,295	448,204,754
Total investments	3,429,692,520	3,123,842,766

Notes receivable from participants	39,300,797	39,559,243
Contributions receivable from Employer	46,216,358	46,319,722
Net assets available for benefits	$3,515,209,675	$3,209,721,731

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
Additions	December 31, 2024
Net investment income (loss):
Net appreciation (depreciation) of investments	$412,999,650
Interest and dividends	24,963,302
Total net investment income (loss)	437,962,952

Interest income on notes receivable from participants	2,751,833

Contributions:
Employer	109,105,700
Participant	95,048,106
Rollover	19,980,307
Total contributions	224,134,113
Total additions	664,848,898

Deductions
Benefits paid to participants	359,371,446
Administrative expenses	182,511
Total deductions	359,553,957

Net increase (decrease) before transfer of assets	305,294,941
Net transfers from (to) affiliated plans	193,003
Net increase (decrease)	305,487,944

Net Assets Available for Benefits
Beginning-of-year	3,209,721,731
End-of-year	$3,515,209,675

See accompanying Notes to Financial Statements

LNC Employees’ 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (the “Plan”) is a summary only; a detailed Plan document can be obtained from Lincoln National Corporation (“LNC” or the “Employer”) Human Resources. The Plan is administered by the LNC Benefits Committee (the “Plan Administrator”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan may be amended periodically in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility
The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Contributions
Participants may contribute up to 75% of their pre-tax annual eligible compensation, as defined by the Plan, subject to annual individual deferral limitations as determined by the Internal Revenue Service (“IRS”). All newly hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings. A participant may elect to not participate in the Plan or change the pre-tax contribution rate from 6%. A participant may also elect to make Roth 401(k) contributions to the Plan. Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the IRS and ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover”).

Employer contributions are made to the Plan. The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings. The Employer “Core” contribution is 4% of eligible earnings and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan. The Employer Core contribution is applied to eligible earnings on an annual basis. Participants receive the Employer Core contribution the following year based on prior year eligible earnings. In order to be eligible for the Employer Core contribution, participants must be actively employed as of the last day of the last pay period of the Plan year. In the event of termination due to death, disability, job elimination, retirement or transfer to full-time agent status, the Employer Core contribution will be based on eligible earnings up to the termination date.

Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan. Employer contributions are invested in the same manner as participant elective contributions. The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by The Lincoln National Life Insurance Company (“LNL”), and LNC common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, common stock or cash and invested cash.

Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account balance is credited with the participant’s contributions and any rollovers, the Employer contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting
Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions and earnings thereon are fully vested at all times. Participants eligible for the Employer Core contributions are fully vested after two years of service. Regardless of years of service, a participant’s unvested interest in their Employer Core contributions shall become fully vested if employment terminates due to death, disability, involuntary termination other than for cause, or on or after attainment of normal retirement age, which is 55.

Forfeitures
Upon a participant’s termination, the unvested portion of the participant’s account is forfeited. Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan. During the year ended December 31, 2024, forfeitures of $303,047 were used to reduce Employer contributions, and forfeitures of $182,511 were used to pay administrative expenses of the Plan. As of December 31, 2024 and 2023, unallocated forfeitures were $46,846 and $105,936, respectively.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period. An origination fee of $50 is deducted from the loan amount when participants take out a loan from their account. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may have two notes outstanding at any given time. Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator. Interest rates on outstanding participant loans ranged from 3.25% to 9.50% with maturities through 2044 as of December 31, 2024.

Benefit Payments
Upon termination, a participant may elect to receive a lump-sum amount equal to the participant’s vested interest in his or her account balance, an installment option if certain criteria are met, or a systematic withdrawal option in the form of a series of periodic payments; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely rollover election to an Individual Retirement Account or other qualified arrangement.

The Plan allows for in-service withdrawals. The Plan also allows for hardship withdrawals from a participant’s pre-tax contributions and Roth 401(k) contributions.

Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all non-vested participant account balances would become fully vested.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition
The Plan’s investments are primarily reported at fair value, with the exception of the Plan’s fully benefit-responsive investment contract that is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are valued at unpaid principal balance plus any accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit loss has been recorded as of December 31, 2024 and 2023 as balances are fully collateralized by the participant’s account. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Benefit Payments
Benefits are recorded when paid.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or Employer, as provided by the Plan document.

Accounting Estimates and Assumptions
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements. Actual results may differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year such adjustments are determined.

3. Fair Value Measurements

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification (“ASC”) 820, which are carried at fair value on a recurring basis in the financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of the three levels based on the priority of inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Valuation Methodologies for Investments at Fair Value

Mutual Funds
Mutual funds are valued at the net asset value (“NAV”) reported in the active market where the fund is traded on a daily basis.

LNC Common Stock
LNC common stock is valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.

Cash and Invested Cash
Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

Brokerage Account
The brokerage account consists primarily of mutual funds, common stock, and cash and invested cash, which are valued similar to the respective valuation methodologies as disclosed above.

Collective Investment Trusts
Collective investment trusts’ fair values are determined by the administrator of the trust using the NAV as a practical expedient. There are currently no redemption restrictions on the collective investment trusts. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities and then divided by the number of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market. There are no unfunded commitments and the collective investment trusts can be redeemed daily.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023. There were no transfers into or out of Level 3 for the years ended December 31, 2024 and 2023.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial investments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies during the years ended December 31, 2024 and 2023.

The following summarizes investment information measured at fair value on a recurring basis by the fair value hierarchy levels as described above:

	As of December 31, 2024
	Quoted Prices in	Significant
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Mutual funds	$92,250,726	$–	$92,250,726
LNC common stock	113,237,840	–	113,237,840
Cash and invested cash	–	3,304,562	3,304,562
Brokerage account	148,516,049	37,329,042	185,845,091
Total investments measured at fair value	$354,004,615	$40,633,604	394,638,219
Collective investment trusts at NAV *			2,620,601,006
Total investments, at fair value			$3,015,239,225

	As of December 31, 2023
	Quoted Prices in	Significant
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Mutual funds	$86,000,284	$–	$86,000,284
LNC common stock	105,874,392	–	105,874,392
Cash and invested cash	–	2,962,459	2,962,459
Brokerage account	120,236,425	22,170,389	142,406,814
Total investments measured at fair value	$312,111,101	$25,132,848	337,243,949
Collective investment trusts at NAV *			2,338,394,063
Total investments, at fair value			$2,675,638,012

*	In accordance with Subtopic 820-10, certain investments that were measured at net value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliations of the fair value hierarchy to the line item presented in the Statements of Net Assets Available for Benefits.

4. LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value on the Statements of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.

The fully benefit-responsive investments have certain restrictions. For example, partial Plan termination or meaningful divestitures are events that could result in such restrictions that may affect the ability of the Plan to collect contract value. The Plan Administrator believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. There are also no events or circumstances that are probable that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date. Deposits made to the investment contract are deposited in LNL’s general account. LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of LNL or otherwise. Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account at contract value within reasonable time frames. Restrictions apply to the aggregate movement of funds to other investment options.

5. Income Tax Status

The Plan received a determination letter from the IRS dated August 21, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. However, the Plan Administrator and the Plan’s tax counsel believe the Plan, as amended and restated, is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2024, there were no uncertain tax positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6. Related Party and Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Lincoln Financial Group Trust Company, Inc. (“LFGTC”), Lincoln Retirement Services Company, LLC (“LRSC”), Matrix Trust Company and The Charles Schwab Corporation (“Charles Schwab”). LFGTC is the Plan’s Trustee; LRSC, an affiliate of LNC, is the recordkeeper for the Plan; Matrix Trust Company is the custodian for shares of LNC common stock and Charles Schwab is the custodian of the brokerage account assets. Therefore, these investments represent exempt party-in-interest transactions. All fees paid to LFGTC and LRSC for its services provided to the Plan were paid by LNL.

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL. Total interest income from the LNL investment contract was $12,787,194 for the year ended December 31, 2024.

As of December 31, 2024 and 2023, LFGTC held approximately 4,217,000 and 4,670,000 shares of LNC common stock, respectively, in the Lincoln Stock Fund, of which 85% and 83% were the Plan’s pro-rata share, respectively. For the year ended December 31, 2024, dividend income in the Lincoln Stock Fund was approximately $8,220,000, of which 83% was the Plan’s pro-rata share.

7. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is dependent upon the investments selected by participants. The Plan’s investments in LNC common stock and the LNL investment contract represented 3% and 12% of the Plan’s net assets, respectively, as of December 31, 2024, and 3% and 14% of the Plan’s net assets, respectively, as of December 31, 2023.

Supplemental Schedule

LNC Employees' 401(k) Savings Plan
Plan Number: 009
EIN: 35-1140070
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,	Cost	Current
	Lessor or Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	AllianceBernstein	Discovery Growth Fund Class Z		$72,937,754
	American Funds	Growth Fund of America R-6		33
	Delaware Foundation	Small Cap Value Fund R-6		19,312,939
	Total mutual funds			92,250,726

	Collective investment trusts:
	Acadian Asset Management	All Country World/ex U.S. Equity		85,151,664
	Income America	Retirement Fund Fee Class 5ForLife-L		1,441,293
	Income America	2025 Fund Fee Class 5ForLife-L		1,380,982
	Income America	2030 Fund Fee Class 5ForLife-L		3,877,031
	Income America	2035 Fund Fee Class 5ForLife-L		1,581,350
	Income America	2040 Fund Fee Class 5ForLife-L		2,071,686
	J.P. Morgan	Large Cap Growth Fund Class CF-A		333,061,687
	Macquarie Investment Management	Large Cap Value Trust		91,472,496
	Macquarie Investment Management	Diversified Income Trust		10,493
	Macquarie Investment Management	Diversified Income Trust Class B		60,210,141
	MFS	International Growth Fund		80,676,327
	PIMCO	Diversified Real Asset Collective Trust		9,795,303
	State Street Global Advisors Ltd.	Target Retirement Income Fund Class M		22,671,795
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund Class M		43,100,966
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund Class M		132,089,781
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund Class M		195,387,647
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund Class M		228,804,855
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund Class M		219,957,390
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund Class M		225,817,645
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund Class M		194,548,342
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund Class M		131,914,918
	State Street Global Advisors Ltd.	Target Retirement 2060 Fund Class M		66,644,267
	State Street Global Advisors Ltd.	Target Retirement 2065 Fund Class M		16,520,547
	State Street Global Advisors Ltd.	Global Equity All Cap/ex U.S. Index Fund		38,457,656
	State Street Global Advisors Ltd.	Russell Small-Mid Cap Index Fund		114,229,713
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		23,937,493
	State Street Global Advisors Ltd.	S&P 500 Index Non Lending Series Fund Class K		295,787,538
	Total collective investment trusts			2,620,601,006

*	LNC	Common stock		113,237,840
*	LNL	Investment contract - at contract value		414,453,295
*	Matrix Trust Company	Cash and invested cash		3,304,562
*	Charles Schwab	Brokerage account		185,845,091
*	Participant loans	Maturing through December 2044, interest
		rates ranging from 3.25% to 9.50%	$–	39,300,797
				$3,468,993,317

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNC Employees’ 401(k) Savings Plan
By: /s/ Jonmichael Daly
Date: June 26, 2025	Jonmichael Daly, Chair, Lincoln National Corporation Benefits Committee